UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                             FORM 6-K

                 Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
               under the Securities Exchange Act of 1934




                   For the date of April 24, 2003


             ALLIED IRISH BANKS, public limited company

       Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



EMBARGO 11:00   24 APRIL 2003


                       Allied Irish Banks, p.l.c. ("AIB")

                             Annual General Meeting

                      Chairman Mr. Lochlann Quinn's Speech


Chairman's speech to AIB Annual General Meeting in Bankcentre, Dublin, on Thursday 24 April, 2003

Check against delivery

Ladies and Gentlemen, I am happy to report that 2002 was another very successful year in the history of AIB.


Our pre-tax profit increased to 1,375 million euro (the largest ever by an Irish company) and our total dividend was up by 12 per cent to 49.06 cents per share.


This excellent performance builds on the success of recent years. Over the last five years pre-tax profits have grown at 13 per cent compound, earnings per share by 15 per cent compound and dividends are up 118 per cent. All this has been achieved in the face of increasing competition. Net interest margins have fallen by one-tenth in this period. We have also continued to invest substantial sums in the business.


We have opened an exciting new chapter in terms of our business in the United States through the completion of the sale of Allfirst to M & T Bank where we hold 22.5 per cent of the enlarged M & T. This represents a very important stake in a company, which has demonstrated its capacity to grow successfully in the important North American market.


I want to say something about the important and topical subject of Corporate Governance. AIB has always been a leader in this area, and the Board continues to be committed to the highest standards of Corporate Governance, as you will see from our Corporate Governance Statement in the Annual Report and Accounts.


We are not without our own expertise in this area, since Derek Higgs is a Director of AIB. You will be aware that the UK Government asked Derek to review the role and effectiveness of non-executive directors, and he has published a major report, which is now under intense discussion both here and in the UK. I want to pay tribute to the work Derek has done, and to say that we will be reviewing our own corporate governance practices in the light of that work and the changes that are shortly to be made to the Stock Exchange's Combined Code on Corporate Governance.


Our status as an independent company has to be earned year by year by our performance versus our peer group. So far we have done this as you will see from page 16 of the Summary Annual Report. In the last five years your investment in AIB has outperformed the top nine companies on the Irish Stock Exchange by 5 per cent, Irish Government gilts by 34 per cent and the average of the banks in the Eurotop 300 index by 71 per cent - indeed over that period our share price performance has been the 4th best of the 47 Eurotop banks.


I will complete my term as Chairman at the end of this year. I want to wish Dermot Gleeson well as he takes over and I know he will be a great success. I also want to thank my Board colleagues, the management and staff of AIB for their support during my time as Chairman. AIB is a strong, well-run company. As shareholders in this bank, you can be confident about the future.


  - ENDS -



For further information please contact:
Alan Kelly                                     Catherine Burke
Head of Capital & Group Investor Relations     Head of Corporate Relations
AIB Group                                      AIB Group
Bankcentre                                     Bankcentre
Ballsbridge                                    Ballsbridge
Dublin 4                                       Dublin 4
Tel: +353-1-6600311 ext. 12162                 Tel: +353-1-6600311 ext. 13894



Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                                ALLIED IRISH BANKS, p.l.c.
                                                (Registrant)




Date  April 24, 2003                            By: ___________________
                                                    Gary Kennedy
                                                    Group Director, Finance,
                                                    Risk and Enterprise
                                                    Technology
                                                    Allied Irish Banks, p.l.c.